UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
	Mail Stop 7010

      October 19, 2005

Mr. Michael E. Broll
Chief Executive Officer
Galaxy Nutritional Foods, Inc.
2441 Viscount Row
Orlando, Florida 32809

      RE:	Galaxy Nutritional Foods, Inc.
		Schedule 14A
		File No. 1-153453
		Filed October 7, 2005

Dear Mr. Broll:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note your letter dated October 19, 2005, regarding the application of Item 14 of Schedule 14A to your circumstances. You state that you relied on Instruction 2(b) to Item 14 of Schedule 14A in determining that you were not required to include pro forma and other financial information required by that item. We refer you to
Instruction 2(a), which indicates that the instruction applies to transactions in which security holders receive cash as consideration.
As such, it appears this instruction does not apply to you and that you are required to include all of the information required by Item
14.  Please advise or revise.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or me at (202) 551-3685.

      Sincerely,



      Tangela Richter
      Branch Chief


cc:	L. Hitchcock
      C. Moncada-Terry
Mr. Michael E. Broll
Galaxy Nutritional Foods, Inc.
October 19, 2005
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